UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                Stratasys, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                  862685 10 4
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP No. 862685 10 4                 13G                     Page 2 of 7 Pages
          -----------


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ralph E. Crump

-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                             (a) [X]
                                                             (b) [ ]

-------------------------------------------------------------------------------
3)       SEC USE ONLY


-------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

-------------------------------------------------------------------------------
                           5)   SOLE VOTING POWER
                                    154,665
NUMBER OF                  ----------------------------------------------------
SHARES                     6)   SHARED VOTING POWER
BENEFICIALLY                          -0-
OWNED BY                   ----------------------------------------------------
EACH                       7)   SOLE DISPOSITIVE POWER
REPORTING                           154,665
PERSON                     ----------------------------------------------------
WITH                       8)   SHARED DISPOSITIVE POWER
                                      -0-

-------------------------------------------------------------------------------
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      309,330

-------------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                              [  ]

-------------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.6%

-------------------------------------------------------------------------------
12)  TYPE OF REPORTING PERSON *

     IN

-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 862685 10 4                  13G                    Page 3 of 7 Pages
          -----------


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marjorie Crump

-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                        (a) [X]
                                        (b) [ ]

-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

-------------------------------------------------------------------------------
                     5)  SOLE VOTING POWER
                         154,665
UMBER OF             ----------------------------------------------------------
SHARES               6)  SHARED VOTING POWER
BENEFICIALLY                 -0-
OWNED BY             ----------------------------------------------------------
EACH                 7)  SOLE DISPOSITIVE POWER
REPORTING                154,665
PERSON               ----------------------------------------------------------
WITH                 8)  SHARED DISPOSITIVE POWER
                             -0-

-------------------------------------------------------------------------------
9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      309,330

-------------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

                                              [  ]

-------------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.6%

-------------------------------------------------------------------------------
12)  TYPE OF REPORTING PERSON *

     IN

-------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!

                                                             Page 4 of 7 Pages

Item 1(a).       Name of Issuer:  Stratasys, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 14950 Martin Drive
                 Eden Prairie, MN  55344

Item 2(a).       Name of Person Filing:  Ralph E. Crump and Marjorie Crump

Item 2(b).       Address of Principal Business Office, or if None, Residence:

                 Both Mr. and Mrs. Crump reside at:
                 28 Twisted Oak Circle
                 Trumbull, CT  06611

Item 2(c). Citizenship: Both Mr. and Mrs. Crump are United States citizens.

Item 2(d).       Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e).       CUSIP Number:  862685 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not Applicable

Item 4.          Ownership:

                 (a) Amount Beneficially Owned: Mr. Crump may be deemed to beneficially own 309,330 shares of the Issuer's common stock, including 154,665 Common Shares held of record by Mr. Crump's wife, with whom he does not share voting and dispositive power. Mrs. Crump may be deemed to beneficially own 309,330 shares of the Issuer's common stock, including 154,665 Common Shares held of record by Mrs. Crump's husband, with whom she does not share voting and dispositive power.

                 (b) Percent of Class: Both Mr. and Mrs. Crump may be deemed to own approximately 5.6% of the Issuer's total common stock outstanding.

                 (c)  Reference is made to Numbers 5-8 of the Cover Sheet.

Item 5.          Ownership of Five Percent or Less of a Class.

                             Not Applicable.

                                                              Page 5 of 7 Pages


Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable.

Item 8.          Identification and Classification of Members of the Group.

                 See Exhibit A - Identification of each member of the group.

Item 9.          Notice of Dissolution of Group.

                 Not Applicable.

Item 10.         Certification.

                 Not Applicable.

                                                           Page 6 of 7 Pages





                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       Date  03/20/97



                                                       /s/  Ralph E. Crump
                                                       ------------------------
                                                       Ralph E. Crump

                                                             Page 7 of 7 Pages



                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        Date  03/20/97



                                                        /s/ Marjorie Crump
                                                        ------------------------
                                                        Marjorie Crump

                                   EXHIBIT A


                        IDENTIFICATION OF GROUP MEMBERS

         The undersigned hereby acknowledge that the attached Schedule 13G is being filed on behalf of each of the undersigned as a group.


Dated: 03/20/97
                                                 /s/ Ralph E. Crump
                                                 ------------------
                                                 Ralph E. Crump



                                                 /s/ Marjorie Crump
                                                 ------------------
                                                 Marjorie Crump